UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Starco Brands, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

706 N Citrus Ave
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90038
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of March 31, 2025, Starco Brands, Inc. (the “Registrant”) is unable to complete the filing of its Annual Report on Form 10-K (“Form 10-K”) for the year ended December 31, 2024. The Registrant has determined that it is unable to file the Annual Report within the prescribed time period because as a Los Angeles headquartered company, it, and its key personnel, were impacted by the Los Angeles wildfires that occurred in January 2025. The direct and indirect impact on key personnel resulted in the unexpected delay in the collection and compilation of certain information required to be included in the Form 10-K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, Registrant will file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ross Sklar	(323)	266-7111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

The Registrant filed a Form 8-K on January 4, 2023 (the “Original Report) with the Securities and Exchange Commission (the “Commission”) announcing an acquisition. The Registrant has not yet filed its corresponding Form 8-K/A to provide the disclosures required by Item 9.01 of Form 8-K that were omitted from the Original Report, including the required financial statements of the acquired subsidiary and the required pro forma financial information.

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Starco Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2025	By:	/s/ Ross Sklar
Ross Sklar
Chief Executive Officer